News Release

For Immediate Release December 10, 2002

Liquidation World Announces Annual Results

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) announces the results of operations for the 52 weeks ended October 6, 2002. Revenue decreased 5% to $174,520,000 from $183,400,000 during the 53 weeks ended October 7, 2001.  Revenues have been reduced from previously announced results to reflect only the net commission earned on consignment sales.  This adjustment has no effect on net earnings.  Net earnings decreased 68% to $2,205,000 ($0.26 per share) during fiscal 2002 from $6,981,000 ($0.83 per share) during the 2001 fiscal year.

During the final quarter, the thirteen weeks ended October 6, 2002, revenue decreased 12% to $42,595,000 from $48,594,000 during the fourteen weeks ended October 7, 2001. Net earnings in the fourth quarter of 2002 decreased 81% to $385,000 ($0.05 per share) compared to $1,990,000 ($0.24 per share) in the fourth quarter of 2001.

For the year, cash flow from operations increased 52% to $7.4 million from $4.9 million in the previous year including opening and stocking of 10 outlets during the year.

“Several factors conspired to weaken our financial results,” said Mr. Gillespie, Company Founder & C.E.O.  “Most lenders hoped that improvements in the economy would assist their clients with weak performance and accordingly, deferred on some tough decisions.  Also there has been a drought on natural disasters, which typically yield salvage inventory that we acquire for our outlets.  These factors resulted in reduced sales and significantly reduced earnings.  During the year, we were able to add 10 outlets and put over $5 million in the bank that will help us to leverage our performance when the direction of the economy becomes more clear.”

Mr. Gillespie added "the Company continues to strive for its goal of being the most complete solution provider in North America for companies with problem inventories. Two years ago we added reverse logistics and reprocessing capabilities to our menu of services through our investment in Product Management Canada Inc. Last year we continued to complement our service menu with the provision of store closure services to our retail clients, and this year we added turnaround consulting services that provides solutions beyond inventory issues with the acquisition of start up Clear Thinking Group, Inc.”

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 98 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for the financial services industry, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:

Mr. Dale Gillespie, Chief Executive Officer

Mr. Andrew Searby, C.A., Chief Financial Officer

E-mail:  investorinfo@liquidationworld.com

Website: www.liquidationworld.com

Telephone:  (403) 250 – 1222

Fax:  (403) 291 – 1306

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LIQUIDATION WORLD INC.
Consolidated Statements of Earnings and Retained Earnings

(unaudited) (In thousands of Canadian dollars, except per share amounts)

	13 Weeks Ended	14 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	October 6 2002	October 7 2001	October 6 2002	October 7 2001

Revenue	$42,545	$48,594	$174,520	$183,400
Cost of sales	25,717	30,558	106,592	112,670

	16,828	18,036	67,928	70,730
Expenses
Selling and store operations	13,112	12,819	54,224	51,372
General and administrative	2,681	1,587	8,279	5,804
Depreciation and amortization	381	396	1,460	1,427
Interest	-	55	7	125
	16,174	14,857	63,970	58,728

Earnings before income taxes	654	3,179	3,958	12,002

Income taxes	269	1,190	1,753	5,021

Net earnings	385	1,989	2,205	6,981

Retained earnings, beginning of period	38,663	34,901	36,890	29,909
Excess of repurchase amount over stated	(117)	-	(164)	-
capital of repurchased shares
Retained earnings, end of period	$38,931	$36,890	$38,931	$36,890

Earnings per share
Basic	$0.05	$0.24	$0.26	$0.83
Diluted	$0.04	$0.24	$0.25	$0.81

Shares outstanding at period end			8,538,756	8,485,896
Options outstanding at period end			604,830	567,590

Segmented Information

(unaudited) (In thousands of Canadian dollars, except per share amounts)

	2002	2001	2002	2001

Revenue
Canada	$34,493	$37,563	$138,644	$140,464
United States	8,052	11,031	35,876	42,936
Total	$42,545	$48,594	$174,520	$183,400
Capital assets
Canada			$5,169	$4,063
United States			580	561
Total			$5,749	$4,624
LIQUIDATION WORLD INC.
Consolidated Statements of Cash Flows

(unaudited) (In thousands of Canadian dollars)
	13 Weeks Ended	14 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	October 6 2002	October 7 2001	October 6 2002	October 7 2001

Cash provided by (used in):

Operations
Net earnings	$385	$1,989	$2,205	$6,981
Add (deduct) non-cash items:
Depreciation and amortization	381	396	1,460	1,427
Equity in income of affiliate	3	5	(105)	(71)
	769	2,390	3,560	8,337
Changes in non-cash operating working capital
Accounts receivable	1,114	144	174	(329)
Inventory	3,001	5,310	5,101	80
Prepaid expenses	317	415	(556)	619
Accounts payable and accrued liabilities	(1,014)	(2,785)	3,054	(3,909)
Income taxes	(603)	(407)	(3,907)	73
	3,584	5,067	7,426	4,871

Investments
Purchase of capital assets	(1,415)	(484)	(2,545)	(1,673)
Business Acquisition	-	-	(104)	-
	(1,415)	(484)	(2,649)	(1,673)

Financing
Decrease in bank indebtedness	-	(4,255)	-	(3,435)
Proceeds on issuance of common shares	-	-	405	562
Repurchase of common shares	(171)	-	(237)	-
	(171)	(4,255)	168	(2,873)

Increase in cash	1,998	328	4,945	325

Cash and equivalents, beginning of period	3,449	174	502	177

Cash and equivalents, end of period	$5,447	$502	$5,447	$502

Supplemental disclosure of cash paid for:
Income taxes	$863	$1,175	$5,631	$4,609
Interest	-	64	8	148

	$863	$1,239	$5,639	$4,757

LIQUIDATION WORLD INC.
Consolidated Balance Sheets

(In thousands of Canadian dollars)

			October 6	October 7
			2002	2001
			(unaudited)
Assets

Current assets
Cash and equivalents			$5,447	$502
Accounts receivable			1,051	1,225
Income taxes receivable			2,998	-
Inventory			44,677	49,778
Prepaid expenses			1,930	1,374
			56,103	52,879

Capital assets			5,749	4,624

Investment in affiliate			587	482

Goodwill			278	-

			$62,717	$57,985

Liabilities and Shareholders' Equity

Current liabilities

Accounts payable and accrued liabilities			$7,815	$4,721
Income taxes payable			-	909
			7,815	5,630

Shareholders' equity
Share capital			15,971	15,465
Retained earnings			38,931	36,890
			54,902	52,355

			$62,717	$57,985

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